# Offering Statement for NanoMed Tracking, Inc.



All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

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| Paul Riss: | paul@netcapital.com |

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

# The Company

1. What is the name of the issuer?

   NanoMed Tracking, Inc.

   16776 Bernardo Center Drive #203

   San Diego, CA 92128

# Eligibility

2. The following are true for NanoMed Tracking, Inc.:

   ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

# Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   ***Name***
   Peter Hanson

   ***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

   | Start Date | End Date | Company | Position / Title |
   | --- | --- | --- | --- |
   | 01/15/2017 | Present | Global Cancer Technology | CFO |
   | 06/09/2021 | Present | Nanomed Tracking, Inc. | CFO |

   Short Bio: Mr. Hanson has over 30 years of experience in the areas of finance and operations. He began his career in public accounting and became a partner with Arthur Young & Company, the predecessor of Ernst & Young. As an audit partner, Mr. Hanson handled a wide variety of clients, both public and privately held. His responsibilities included being the head of the Emerging Business practice for the Boston Office of Arthur Young. After leaving Arthur Young, Mr. Hanson has experienced a wide variety of experiences including serving as Chief Financial Officer for NuCorp Energy and Mitchell International. He also was a principal of Polaris Capital, an investment-banking firm that specialized in leveraged buy-outs. In addition to financial responsibilities, Mr. Hanson also has considerable operations experience as he also served as Executive Vice President of Operations for Mitchell International and more recently as President of the American Association of Franchisees and Dealers

### Name
Marc Potvin

### *Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 02/01/2017 | Present | Lotus Equity Partners | Vice President Acquisition |
| 02/01/2020 | Present | Call Cancer MD | President |
| 06/01/2017 | Present | Global Cancer Technology | President |
| 06/09/2021 | Present | NanoMed Tracking, Inc. | President |
| 02/01/2018 | Present | Virtus Excellence | Founder/President |

Short Bio: Marc has 25 years in operations, sales & marketing, engineering, supply chain and strategy roles throughout the US and globally. He has spent the past 15 years' experience in the medical device market space. Marc is a seasoned entrepreneur who founded Agility Management in 2008, a Human Capital company sold in 2015. He has served as a Board member of Connect/SDSI, a leading business incubator for start-ups that are based in San Diego. Marc will serve as President of NanoMed Tracking, Inc, a subsidiary of Global Cancer Technology, Inc. Marc has been instrumental in the development of the medical instrument marking process within NanoMed Tracking, Inc. Work Experience: https: (//www.linkedin.com/in/marc-potvin-9ab327bb/)

### Name
Milan Makale

### *Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 01/01/2001 | Present | UC San Diego | Faculty Scientist |
| 06/09/2021 | Present | NanoMed Tracking, Inc. | Chief Technical Officer |

Short Bio: Milan Makale, PhD, Radiation Biology at the University of Alberta. Biomedical engineer, faculty member at UC San Diego Moores Cancer Center. Specializes in medical devices and imaging, worked in academia and development stage pharmaceutical companies. A U.S. National Research Council Associate at the U.S. DoD. MS in Biomedical Engineering, at George Washington University, and worked in functional and structural neuroimaging research at NINDS, NIH Bethesda, MD. Co-founded Engineered Medical Devices Inc., Lemma Pharmaceuticals. Member of the American Chemical Society, the Society for Neuro-Oncology, and the Whittaker Institute of Bioengineering. Work Experience: https: (//www.linkedin.com/in/milan-makale-628202b/)

### Name
John Clark

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 12/01/2018 | Present | Palomar Health | Board of Directors & Treasurer |
| 06/09/2021 | Present | NanoMed Tracking | CEO & Founder |
| 01/01/2013 | Present | Global Cancer Technology | CEO & Founder |

Short Bio: Mr. Clark brings over 35 years of medical sales and business experience and is the founder, Chairman and CEO of Global Cancer Technology and Chairman of the Board of Directors of NanoMed Tracking, a subsidiary of Global Cancer Technology. He was formally a founder & CEO of American Radiosurgery, Inc. Mr. Clark specializes in the development and commercialization of medical technologies into going corporate concerns Mr. Clark has purchased technologies and developed patents for various medical applications. Most recently Mr. Clark has founded and organized: The Rotating Gamma Institute–Orange County and the Rotating Gamma Institute–San Diego. These companies are independent non-invasive brain tumor treatment centers that were established in partnership with neurosurgeons, radiation oncologists and other private investors. Mr. Clark was a financial partner of Endolase Inc.; an OTC public medical laser company that introduced surgical YAG lasers to the US marketplace. Through this company, Mr. Clark was responsible for successfully merging Clark Medical Technologies (a regionally owned medical distributorship) into a "blind pool" public structure that traded on regional exchanges. Mr. Clark has also served as founder and CEO of: Edmonds Medical Systems, Inc. Edmonds was a medical manufacturer of patented underwater treadmill devices for the orthopedic rehabilitation market. Mr. Clark provided founding capital to start the Company and later raised venture capital from private sources to expand the business in developing and bringing the device to the medical community. Clinical Diagnostic Products, Inc. was a company that produced a patented calibrator device for the clinical laboratory marketplace. Medi-Rep Leasing Inc.: Medi-Rep was a nationally organized financial leasing company that strategically formatted independent medical distributors into a common lease entity for "captive" lease activities. Andros Medical and Lasers Centers operated a private outpatient surgical center in La Jolla, CA as well as center associates in Los Angeles and Palm Springs. These centers concentrated on laser and cosmetic procedures. Cosmos Medical Technologies is a company that imported European medical laser technologies for development and commercialization in the Western hemisphere. These cosmetic devices are sold to physicians and clinics wishing to add technology to their cosmetic practice. Work Experience: https: (//www.linkedin.com/in/john-clark-ceo1/)

# Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

## Global Cancer Technology Inc.

| | |
|---|---|
| Securities: | 5,830,000 |
| Class: | Common Stock |
| Voting Power: | 59.8% |

# Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

COMPANY TECHNOLOGY AND REVIEW Our company's objective is to provide a radically new and innovative way to mark and track medical instruments using invisible nano quantum dots. We have developed a prototype system whereby we can apply an invisible polymer marker to a medical instrument. The polymer contains the nano quantum dots and is applied in such a way as to give each instrument a unique identifying mark that becomes visible when placed under an optical recorder. We are working with healthcare companies and centers to establish the first operational center of excellence. Our technology is a novel method to formulate unique UV – curable photopolymer inks embedded with quantum dots (QDs) to generate ambiguously distinguishable "spectral barcodes" as a method for labeling systems with many components. The properties of QDs pose limitations on the number of uniquely distinguishable spectral barcodes achieved in practice: this number is a function of the number of fluorescent wavelength peaks and the number of detectable intensity values. To determine the maximum number of wavelength peaks and detectable intensity value is achievable, respectively, key metrics of QD solutions were measured: spectral width and red shifting (fluorescence quenching). Analyzing these metrics according to the formulation maximizes the number of uniquely distinguishable spectral barcodes achievable in practice. We employ inkjet printing technology to dispense QD inks in specific ratios onto the services of targets, generating unique spectral barcode tags. Our inks consist of QDs homogeneously dispersed in liquid–phase photopolymer media that cures upon UV – exposure, adhering to the target surface. Each QD type (I,e, "color", characterized by its fluorescence emission peak wavelength) exists in the photopolymer dispersion as an ink: each ink is stored in an isolated inkjet well. Unique spectral barcodes are achieved by varying the number of pulses of each ink. One well is devoted to pure photopolymer to ensure that all tags, regardless of variation in relative and absolute QD concentrations, occupy the same volume upon curing. Inkjet printing provides high throughput based on size, scale, and QD type, as well as sufficient contrast between the spectral barcode tag and the background (target surface). Additionally, inkjet printing combined two major production steps into one: the mixing of QD inks to generate unique spectral barcodes and the UV- –curing of the mixture of QD inks to form identification tags that adhere to target services. Due to the capabilities of inkjet printing, these identification labels will exhibit mechanical resistance to extreme environmental conditions including large temperature variation, high pressure, prolonged exposure to moisture, chemical and detergent washes involving acidic and basic media, and other factors that could conceivably threaten the quality of spectral readout or surface adhesion. Highlights of our system include; the system for identifying and tracking a surgical object comprises a tag identifier including object information encoded on a fluorescent paint coating attached to a surgical object: a detector disposed to receive a reflection of the fluorescent paint from the tag identifier: a receiver in communication with the detector receiving a single transmitted by the detector wherein the signal is generated by the reflection of the tag identifier. The tag identifier comprises one or more quantum dots arranged to define a spectral signature: and a layer coating compromising the one or more quantum dots, wherein the layer coating is attached to an object. Company objectives: Our objective is to complete the product into a commercially ready technology solution within the next 12 to 24 months. We're currently engaged and working with our technology partners to accomplish this goal. Once the product is completed, we plan on going to market by targeting the major hospitals throughout the United States via a direct sales force as well as resell partners.

NanoMed Tracking, Inc. currently has 3 employees.

# Risk Factors

*A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.*

*In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.*

*The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

*These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.*

7. Material factors that make an investment in NanoMed Tracking, Inc. speculative or risky:
    1. Public health epidemics or outbreaks could adversely impact our business. In July 2021, the global tally of confirmed cases of the coronavirus-borne illness COVID-19 exceeded 180 million. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and any variants. In particular, the continued spread of the coronavirus could adversely impact our operations, and could have an adverse impact on our business and our financial results.
    2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
    3. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.
    4. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.
    5. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or

other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs.

6. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

7. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

8. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. Our technology may under perform the technology utilized by our competitors.

9. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

10. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

11. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

12. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

13. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

14. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

15. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

16. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

17. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

18. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

19. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

20. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

# The Offering

NanoMed Tracking, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $107,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

USE OF PROCEEDS Printer Applicator The printer applicator is the way by which we plan to apply our polymer with nano quantum dots to the instruments. We need to have the correct mixture of quantum dots for a distinct wavelength to be generated and identify the instrument being marked. The durability of the polymer being applied is an important component of the process. Optical Reader We anticipate 'reading' numerous instruments at the same time and we need advanced optical recording to do this. Each instrument is producing its own unique wavelength and the nano quantum dots must be read and processed at the exact time. We also need to insure that the 'reading' time is very fast and efficient. Software Development Each instrument has to be logged into a master software program that identifies which instruments are present and which instruments are missing. This system, which is commercially available, will also tell a hospital how many times an instrument has been sterilized and used in surgery. Supervisors can use this information to re-order instruments automatically. Legal & Accounting Usual and customary costs that are associated with start-up and fundraising efforts.

9. How does the issuer intend to use the proceeds of this offering?

| Uses | If Target Offering Amount Sold | If Maximum Amount Sold |
|---|---|---|
| Intermediary Fees | $490 | $5,243 |
| Printer Applicator | $9,510 | $45,000 |
| Optical Reader | $0 | $45,000 |
| Software Development | $0 | $10,000 |
| Legal & Accounting | $0 | $1,757 |
| **Total Use of Proceeds** | **$10,000** | **$107,000** |

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and NanoMed Tracking, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

# Ownership and Capital Structure

## The Offering

13. Describe the terms of the securities being offered.

We are issuing Securities at an offering price of $0.41 per share.

14. Do the securities offered have voting rights?

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

# Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

# Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

## Securities

| Class of Security | Amount Authorized | Amount Outstanding | Voting Rights | Other Rights |
|---|---|---|---|---|
| Common Stock | 10,000,000 | 9,750,000 | Yes | Each stockholder of record of the corporation shall be entitled at each meeting of stockholders to one vote for each share of stock standing in his name on the books of the corporation. |

## Options, Warrants and Other Rights

None.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

    The Company has no convertible debt, and there are no warrants, options or other convertible instruments outstanding.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, the Netcapital investors are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

At issuer's discretion.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

    Not applicable.

25. What other exempt offerings has NanoMed Tracking, Inc. conducted within the past three years?

    | | |
    |---|---|
    | Date of Offering: | 06/2021 |
    | Exemption: | Section 4(a)(2) |
    | Securities Offered: | Common Stock |
    | Amount Sold: | $9,750 |
    | Use of Proceeds: | Working capital |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    No.

# Financial Condition of the Issuer

27. Does the issuer have an operating history?

    No.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    NanoMed Tracking, Inc. is a startup business formed on June 9, 2021 and as of today has not generated revenue or operations. We currently have metrics around the user base. With this raise, we plan to invest in a printer applicator, optical reader, developing our software, and covering the legal and accounting expenses. We believe these activities will result in the traction we will need to court venture capital funding. The company currently has 9,750,000 shares issued/outstanding and 10,000,000 authorized. We believe that $0.41 per share is now appropriate.

# Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

## Taxes

| Total Income | Taxable Income | Taxes Paid |
|---|---|---|
| $0 | $0 | $0 |

See attachments:

| | |
|---|---|
| Income Statement: | income.pdf |
| Balance Sheet: | balancesheet.pdf |
| Cash Flow Statement: | cashflow.pdf |
| Change in Equity Statement: | changeinequity.pdf |
| Principal Executive Certification: | executivecertification.pdf |

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?

3. engaging in savings association or credit union activities?

　　2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
　　1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
　　2. places limitations on the activities, functions or operations of such person?
　　3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

　　If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
　　1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
　　2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

　　NanoMed Tracking, Inc. answers 'NO' to all of the above questions.

# Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

　　Video Transcript: Hospitals are facing ever growing need to increase efficiency and patient safety. Operating rooms and sterile processing departments are prime examples where these challenges must be addressed. Most of today's hospital tray assembly processes are very inefficient, time consuming, and prone to human error. NanoMed developed a revolutionary solution to these challenges. A system that offers an immediate ROI, enhances patient safety, and improves instrument management. What makes the NanoMed system unique is our optical and quantum dot technologies. We use invisible polymer marker infused with quantum dots. These quo dots come in various colors such as red, blue, and green and have the unique characteristic of emitting a unique color spectrum. By mixing the quantum dot colors, we encode millions of different signals. Similar to how a TV screen uses three basic colors to create countless images. A unique q-dot marker is applied to each each instrument, completely invisible to the eye and unobtrusive to the surgeon. We apply the marker to each instrument by using print technology that's very similar to a typical HP color printer. The printer is loaded with the individual quantum dot color cartridges, blends a color spectrum unique to each surgical instrument. The marker is applied to the instrument in the same fashion as printing on paper and cured for three seconds. We mark all the instruments for the hospital and enter each instrument into our inventory management software. The surgical tray is then placed inside the optical scanner tray, the optical scanner then reads all the instruments within five to ten seconds and identifies if the tray is complete or has any missing instruments via our inventory management software. The NanoMed solution reduces tray assembly time by 50%, eliminates human-error, automates tray assembly, and is very cost effective at one cent per marker. NanoMed, your partner in surgical instrument management.

The following documents are being submitted as part of this offering:

Governance:

   Certificate of Incorporation:               certificateofincorporation.pdf

   Corporate Bylaws:               corporatebylaws.pdf

Opportunity:

   Offering Page JPG:               offeringpage.jpg

Financials:

   Additional Information:               otherfinancial.pdf

# Ongoing Reporting

32.  The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: www.nanomedtracking.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.